MAQUIA CAPITAL ACQUISITION CORPORATION
50 Biscayne Boulevard, Suite 2406
Miami, FL 33132

May 24, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Lauren Pierce

Jan Woo

Dave Edgar

Chris Dietz

Re:	Maquia Capital Acquisition Corporation

Request for Withdrawal of Registration Statement on Form S-4

Registration Statement File No. 333-275446

CIK No. 0001844419

To the addressees listed above:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Maquia Capital Acquisition Corporation (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-275446), together with all exhibits thereto, and as subsequently amended from time to time (collectively, the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2023, be withdrawn, effective as of the date hereof. The Company hereby notifies the Commission that it is withdrawing the Registration Statement because it no longer plans to proceed with the business combination contemplated by the Registration Statement. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please contact our legal counsel, Allan M. Lerner, at allan@lernerpa.com or 954-563-8111.

Sincerely,

/s/ Guillermo Cruz
Guillermo Cruz
Chief Operating Officer

cc. Allan M. Lener, Law Offices of Allan M. Lerner, P.A.